INVESTOR PRESENTATION Exhibit 99.4 October 2012

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations that the company’s credit facilities will be extended or renewed;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
expectations concerning indemnification obligations;
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-
looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors”
in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects;
exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers;
dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with
Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

AGENDA

In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 36. The company presents financial measures that it believes are customarily used by its
Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include
“EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet”
or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt
(cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, and tax adjustments”,
“Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and intercompany foreign exchange gain”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.
Business overview
USA and Europe Fibre Cement
Asia Pacific Fibre Cement
Group Outlook
Summary
Appendix

Annual net sales US$1.2b
Total assets US$1.7b
Net cash US$265.4m
Operations in North America, Asia Pacific
and Europe
2,600 employees
Market cap US$3.9b
S&P/ASX 100 company
NYSE ADR listing
Note: Net sales, total assets and net cash are at 31 March 2012. Total assets exclude asbestos compensation.
JAMES HARDIE: A GROWTH FOCUSED COMPANY

GROUP OVERVIEW
1 Comparisons are of the full year of the current fiscal year versus the full year of the prior fiscal year
The net operating result excluding asbestos, ASIC expenses, asset impairments and tax adjustments for the full year increased 20% to US$140.4 million
1
US$ Millions %
FY 2012 FY 2011 Change
Net operating profit (loss) 604.3 116.7 20
Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments
140.4 116.7 20
Diluted earnings per share excluding asbestos, asset impairments,
ASIC expenses and tax adjustments (US cents)
32.1 26.7 20

USA Fibre Cement Products
Siding
Soffit
Fascia
Trim
Backerboard
Asia Pacific Fibre Cement Products
Residential siding
Commercial exteriors
Flooring
Ceiling and internal walls
JAMES HARDIE – A WORLD LEADER IN FIBRE CEMENT

GLOBAL - BUSINESS PORTFOLIO
77%
67%
33%
23%
70%
30%
*  EBIT – Excludes Research and Development EBIT and Asbestos-related items
USA  and Europe Fibre Cement Asia-Pacific Fibre Cement
Volume Sales EBIT*

Fibre cement is more durable than wood and engineered wood, and looks and performs better than vinyl, and cheaper and quicker to build with than brick
Fire resistant
Hail resistant
Resists warping
Resists buckling
Colour lasts longer
Dimensional stability
Can be repainted
Engineered wood
FIBRE CEMENT – SUPERIOR PRODUCT PERFORMANCE

Vinyl
Fibre  cement

9 7 Generation versus 2 Generation generic fibre cement The HardieZone™ System represents a logical extension of Hardie technology PRODUCT LEADERSHIP EXAMPLE – HARDIEZONE™ SYSTEM th nd

THE USA BUSINESS – LARGEST FIBRE CEMENT PRODUCER IN NORTH AMERICA
Flat Sheet
Plants
Capacity
(mmsf)
Plants operating
Cleburne, Texas 500
Peru, Illinois 560
Plant City, Florida 300
Pulaski, Virginia 600
Reno, Nevada 300
Tacoma, Washington 200
Waxahachie, Texas 360
Plants suspended
Blandon, Pennsylvania 200
Fontana, California 180
Summerville, South
Carolina
190
Flat Sheet Total 3,390
Plant locations
1
Production was suspended at the
Blandon plant in October 2007; at the
Summerville plant in November 2008;
and at the Fontana plant in December
2008
•
Tacoma, WA
Plant City, FL
Waxahachie, TX
Cleburne, TX
Peru, IL
Blandon, PA
Summerville, SC
Pulaski, VA
•
Reno, NV
•
Fontana, CA
JH Plant Design Capacity
10
1
1
1

US EXTERIOR CLADDING MARKET
Note: 1) Market share figures reflect siding only; exclude fascia, soffits & trim; data reflects Repair & Remodel and New Construction markets, combined.
2) Siding volumes exclude waste factors, a change from previously reported numbers.
Sources: NAHB Builder Practices and Consumer Practices Report – 2008 Siding and Exterior Wall Finish, adjusted to reflect JH’s estimate for FC and wood categories.
Large growth opportunity
11
17%
15%
6%
24%
38%
Wood
Fibre Cement
Stucco
Bricks, Stone and Other
Vinyl

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau USA FIBRE CEMENT 12 Top Line Growth

USA AND EUROPE FIBRE CEMENT
1 Excludes impairment charges of US$45.6 million in Q4 FY08 and US$14.3 million in Q4 FY12
EBIT and EBIT Margin
EBIT EBIT Margin
0
5
10
15
20
25
30
35
0
20
40
60
80
100
120
140
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12
1

USA AND EUROPE FIBRE CEMENT 14 Average Net Sales Price (US dollars) 360 400 440 480 520 560 600 640 680 FY06 FY07 FY08 FY09 FY10 FY11 FY12 US$647

TOTAL USA HOUSING STARTS – US CENSUS

Source: US Census Bureau - New Privately-Owned Housing Units Started
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
-1200
-1000
-800
-600
-400
-200
200
400
600
U.S. Housing Starts
Calendar Quarters
Housing starts
%Growth (same QtrPY)
0

Five manufacturing plants in
Asia Pacific
Net sales US$376m
EBIT US$80m
Higher value differentiated
products
Lower delivered cost
Growth model
ASIA PACIFIC FIBRE CEMENT
Asia Pacific manufacturing facilities. Net Sales and EBIT as at 31 March 2012.

17 ASIA PACIFIC FIBRE CEMENT – EXAMPLES General purpose flooring Exterior cladding Philippines Australia New Zealand Australia Ceilings and partitions Interior walls 17

CAPITAL MANAGEMENT
A dividend of US38.0 cents per security was paid on 23 July 2012 from FY2012 earnings. The total amount of the dividend was US$166.4 million
The full year dividend from FY2012 earnings was US42.0 cents per security. The full year dividend was at the top end of the dividend payout ratio of 20% to 30% of profits after tax (excluding asbestos adjustments)
On 21 May 2012, the company announced a new share buyback program to acquire up to 5% of its issued capital during the following twelve months
Administrative arrangements for the buyback have been completed and purchases may commence in the future depending on market conditions and pricing
The company is continuing to explore options to improve capital efficiency through a more appropriately leveraged balance sheet

GROUP OUTLOOK
United States
Some encouraging industry data points continued to emerge during the quarter, including increased stability of house values in recent months
Early stages of a recovery in residential market appears to be underway
The extent and rate of improvement, however, is uncertain
Cost pressures are expected to remain at elevated levels when compared to historic long-term averages
Asia Pacific
In Australia the market environment has weakened, reflecting an overall decline in confidence
In New Zealand the market continues to operate at subdued levels
The operating environment in the Philippines remains robust

We have a strong, well-established, growth-focused, strong cash-generating and high return business
We have a sustainable competitive advantage
Our model for strong growth is based on:
– Large market opportunity
– Superior value proposition
– Proprietary and/or protected technology
– Ongoing commitment to research and development
– Significant organisational advantages
– Focused strategy and organisational effort
– Scale
Throughout the low demand environment the company has performed exceptionally well, consistently delivering solid financial returns
The company is well positioned to leverage its increased capabilities as the recovery progresses
SUMMARY

APPENDIX

Aggressively grow demand
for our products in targeted
market segments
Grow our overall market
position while defending our
share in existing market
segments
Introduce differentiated
products to deliver a
sustainable competitive
advantage
Industry
leadership and profitable growth
GLOBAL STRATEGY

* Certain reclassifications have been reflected in the prior period shown above to conform with current period presentation
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses/recoveries, tax adjustments and impairment charge
2 Excludes asbestos adjustments, AICF SG&A expenses,  ASIC expenses/recoveries and impairment charge
3 Excludes payments under the AFFA
23
*
KEY RATIOS
FY2012 FY 2011 FY 2010
EPS (Diluted) 32.1c 26.7c 30.5c
Dividend Paid per share  4.0c N/A N/A
Return on Shareholders’ Funds 10.9% 10.0% 13.3%
Return on Capital Employed 20.4% 19.7% 17.4%
EBIT/ Sales (EBIT margin) 15.3% 15.8% 18.6%
Gearing Ratio -24.5% 3.2% 10.9%
Net Interest Expense Cover 23.8x 22.9x 28.6x
Net Interest Paid Cover 23.7x 21.8x 29.0x
Net Debt Payback - 0.2yrs 0.7yrs
1, 3
1, 3
2, 3
2
1
2
2

USA AND EUROPE 5 YEAR RESULTS OVERVIEW
FY07 FY08 FY09 FY10 FY11 FY12
Net Sales
US$m
1,262 1,144 910 828 814 862
Sales Volume
mmsf
2,148 1,916 1,508 1,303 1,248 1,332
Average Price
US$ per msf
588 597 604 635 652 647
EBIT
US$m
362 313 200 208 160 156
EBIT Margin
%
29 27 22 25 20 19

ASIA PACIFIC 5 YEAR RESULTS OVERVIEW
FY07 FY08 FY09 FY10 FY11 FY12
Net Sales
US$m
223 298 273 296 353 376
Sales Volume
mmsf
390 398 390 389 407 392
Average Price
US$ per msf
842 862 879 894 916 916
EBIT
US$m
39 50 47 58 79 79
EBIT Margin
%
16 17 17 20 23 21

This Management Presentation forms part of a package of information about the company’s results.  It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial
Statements.
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics.
AFFA – Amended and Restated Final Funding Agreement.
AICF – Asbestos Injuries Compensation Fund Ltd.
ASIC – Australian Securities and Investments Commission.
ATO – Australian Taxation Office.
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp.
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.
Operating profit - is equivalent to the US GAAP measure of income.
Net operating profit - is equivalent to the US GAAP measure of net income.

ENDNOTES

Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf
–
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents.
Return on Capital employed – EBIT divided by gross capital employed.

ENDNOTES (CONTINUED)

RESULTS – Q1

US$ Millions
Q1 '13 Q1 '12 % Change
Net sales  339.7 313.6 8
Gross profit  110.0 108.2 2
SG&A expenses  (44.3) (45.5) 3
Research & Development expenses  (8.4) (7.0) (20)
Asbestos adjustments  25.2 (38.2) -
EBIT  82.5 17.5 -
Net interest expense (expense) 0.2 (1.0) -
Other income (expense) 0.4 (1.5) -
Income tax expense (14.6) (14.0) (4)
Net operating profit  68.5 1.0 -

EBIT and EBIT margin excluding asbestos and ASIC expenses

NON-US GAAP FINANCIAL MEASURES
Q1 Q1
US$ Millions FY 2013 FY 2012
EBIT $ 82.5 $ 17.5
Asbestos:
Asbestos adjustments (25.2) 38.2
AICF SG&A expenses 0.3 0.6
ASIC related expenses 0.1 0.2
EBIT excluding asbestos and ASIC expenses 57.7 56.5
Net sales $ 339.7 $ 313.6
EBIT margin excluding asbestos and ASIC
expenses 17.0% 18.0%
– EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin.
Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income.
Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
30
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2013 FY 2012
Net operating profit $ 68.5 $ 1.0
Asbestos:
Asbestos adjustments (25.2) 38.2
AICF SG&A expenses 0.3 0.6
AICF interest income (1.1) (0.5)
Tax expense related to asbestos
  adjustments 2.2 -
ASIC related expenses 0.1 0.2
Tax adjustments (1.0) (0.1)
Net operating profit excluding asbestos, ASIC
expenses and tax adjustments $ 43.8 $ 39.4

Non-US GAAP Financial Measures (continued)
Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
31
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2013 FY 2012
Net operating profit excluding asbestos, ASIC
expenses and tax adjustments $ 43.8 $ 39.4
Weighted average common shares outstanding -
Diluted (millions) 438.5 438.7
Diluted earnings per share excluding asbestos, ASIC
expenses and tax adjustments
(US cents) 10.0 9.0

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
32
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2013 FY 2012
Operating profit before income taxes $ 83.1 $ 15.0
Asbestos:
Asbestos adjustments (25.2) 38.2
AICF SG&A expenses 0.3 0.6
AICF interest income (1.1) (0.5)
Operating profit before income taxes excluding
asbestos $ 57.1 $ 53.3
Income tax expense (14.6) (14.0)
Asbestos:
Tax expense related to asbestos adjustments 2.2 -
Tax adjustments (1.0) (0.1)
Income tax expense excluding tax adjustments (13.4) (14.1)
Effective tax rate excluding asbestos and tax
adjustments 23.5% 26.5%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate
EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.
33
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2013 FY 2012
EBIT $ 82.5 $ 17.5
Depreciation and amortisation 15.4 16.2
Adjusted EBITDA $ 97.9 $ 33.7

General corporate costs excluding ASIC expenses and intercompany foreign exchange gain – General corporate costs excluding ASIC expenses and intercompany foreign exchange gain is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
34
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2012
General corporate costs $ 4.4 $ 7.7
Excluding:
ASIC related expenses (0.1) (0.2)
Intercompany foreign exchange gain 5.5 -
General corporate costs excluding
ASIC expenses and intercompany foreign
exchange gain $ 9.8 $ 7.5
FY 2013

INVESTOR PRESENTATION October 2012